

August 4, 2010

Jonathan E. Johnson III
President
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

     Re: **Overstock.com, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 31, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed April 9, 2010
            Form 10-Q for the Fiscal Quarter Ended March 31, 2010
            Filed May 4, 2010
            File No. 000-49799

Dear Mr. Johnson:

       We have reviewed the responses in your August 4, 2010 to our letter dated August 3, 2010 and we have the following comment. Please respond to the comment within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended

Note 16. Commitments and Contingencies, page F-35

1. We note your response to comment one from our letter dated August 3, 2010. Please revise your proposed Commitments and Contingencies disclosure to also include the aggregate amount accrued for all contingencies. Show us what your disclosure will look like revised.

You may contact Robert Babula, Staff Accountant, at (202) 551-339 or in his absence Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas W. Adkins
        Bracewell & Giuliani LLP
        via facsimile